Hipshark, LLC
Financial Statement
October 9, 2018

Hipshark, LLC
Table of Contents

Financial Statement

Unaudited- See accompanying notes.

Hipshark, LLC

Balance Sheet

December 31, 2016

Assets

Cash	$11,742
Total Assets	$11,742

Liabilities and Members Equity

Current Liabilities	$2,592
Members Equity	$9,150

Unaudited- See accompanying notes.

Hipshark, LLC

Balance Sheet

December 31, 2017

Assets

Cash	$33,923
Accounts Receivable	$12,580
Total Assets	$46,503

Liabilities and Members Equity

Current Liabilities	$13,897
Members Equity	$32,606

Unaudited- See accompanying notes.

Hipshark, LLC

Income Statement

FOR THE YEARS ENDING 2016 AND 2017

Operating Income		2016		2017
Sales	$	266	$	18,755
Cost of Sales		301		13,450
		_____		
Gross Profit		(35.00)		5,305
Operating Expense				
Hosting		382		1,096
Marketing		3,425		9,894
Software Engineers (outsourced)		17,160		12,321
Accounting		0		500
Payments to Non-Profits		0		3,781
Misc		623		487
		_____		
		21,590		28,081
Net Income From Operations		($21,625)		($22,776)
Net Income		($21,626)		($22,776)

Unaudited- See accompanying notes.

Hipshark, LLC

STATEMENT OF CASHFLOWS

For the years ending December 31, 2016 and 2017

Cash Flows from Operating Activities	2016	2017
Net Income (loss) For the Period	($21,626)	($22,776)
Change in Payables	0	0
Change in Receivables	75	5,943
Net Cash Flows from Operating Activities	($21,551)	($16,883)
Cash Flows from Financing Activities		
Change in Founder Investment	30,000	7,500
Change in Convertible Notes	0	35,000
Net Cash Flows from Financing Activities	30,000	42,500
Cash at Beginning of Period	30,000	11,742
Net Increase (Decrease) in Cash	($18,258)	22,181
Cash at End of Period	$11,742	$33,923

Unaudited- See accompanying notes.

Hipshark, LLC

Notes to Financial Statement

Summary of Significant Accounting Policies

Nature of Business: Hipshark, LLC dba SimpleFund (The Company) was founded in March of 2016 in the state of New York with the intent of operating a Mobile Fundraising Platform under the name SimpleFund.

Basis of Accounting: The accompanying financial statement has been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statement.

Income Tax Uncertainties: The Company follows the FASB guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing The Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Cash Flow From Financing Activities: November 2017 The Company closed on a convertible note from Launch NY. The convertible note was $50,000. $35,000 initially paid right away and the remaining $15,000 was paid in 2018